                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                              WORLD AIRWAYS, INC.
                              -------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          ($.001 par value per share)
                          ---------------------------
                         (Title of class of securities)

                                   98142H105
                    ---------------------------------------
                                 (CUSIP NUMBER)

                                WorldCorp, Inc.
                             The Hallmark Building
                               13873 Park Center
                            Herndon, Virginia 22071
                         Attention:  Andrew M. Paalborg
                           Telephone No. 703-834-9410
                           --------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                                David M. Carter
                               Hunton & Williams
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                October 12, 1995
                                ----------------
            (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                         check the following box [  ].

              Check the following box if a fee is being paid with
                             this statement [ X ].

                               Page 1 of 9 Pages

                        Exhibit Index appears on page 8

CUSIP NO.   98142h105                 13D                Page 2 of 9 Pages
---------------------------                       -----------------------------

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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     WorldCorp, Inc.
     94-3040585
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                     (b) [X]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

     N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                 [_]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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    NUMBER OF            7   SOLE VOTING POWER
     SHARES                   7,110,064
   BENEFICIALLY          ------------------------------------------------------
    OWNED BY             8   SHARED VOTING POWER
      EACH                   1,990,000
    REPORTING            ------------------------------------------------------
   PERSON WITH           9   SOLE DISPOSITIVE POWER
                             7,110,064
                         ------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             - 0 -
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,110,064
-------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                      [X]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     HC
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         -------------------

  This Statement relates to the Common Stock, $.001 par value per share (the "Common Stock"), of World Airways, Inc., a Delaware corporation (the "Issuer"), having its principal offices at 13873 Park Center Road, Suite 490, Herndon, Virginia 22071.

Item 2.  Identity and Background
         -----------------------

  This statement is filed by WorldCorp, Inc., a Delaware corporation (the "Reporting Person") and directly relates to shares of Common Stock held by the Reporting Person and indirectly relates shares of Common Stock held by MHS Berhad, a Malaysian corporation ("MHS"). As described herein in Item 6, the Reporting Person and MHS are parties to a Shareholder agreement under which the Reporting Person is subject to voting obligations on certain matters. The Reporting Person, however, does not affirm the existence of a group and describes the relationship herein for the purpose of administrative precaution.

  WorldCorp was organized in March 1987 to serve as the holding company for the Issuer, which was organized in March 1948 and is the predecessor to WorldCorp. The Reporting Person owns 59.3% of the outstanding shares of the Issuer. The Reporting Person's principal place of business and principal executive offices are located at 13873 Park Center Road, Suite 490, Herndon, Virginia 22071.

  The (a) name, (b) residence or business address and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of the Reporting Person are set forth in Exhibit
                                                                        -------
1 hereto, which exhibit is incorporated herein by reference.  To the best
-
knowledge of the Reporting Person, each such executive officer and director is a citizen of the United States.

  During the last five years, neither the Reporting Person, nor, to the best of its knowledge, any executive officer or director of the Reporting Person, has
(a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceedings such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

  As described in the Registration Statement (as hereinafter defined), since 1992, the Issuer has operated as a majority-owned subsidiary of WorldCorp. On October 12, 1995, the Issuer completed an initial public offering of 2,900,000 shares of Common Stock, pursuant to which the Reporting Person sold 900,000 shares of Common Stock.

  A registration statement covering the sales of those shares (Registration No. 33-95488) (as amended, the "Registration Statement"), attached hereto as Exhibit
                                                                         -------
2, was filed with the Securities and Exchange Commission (the "Commission") by
-
the Issuer on August

8, 1995 and declared effective, on October 5, 1995. Subject to the terms and conditions in the Underwriting Agreement, dated October 5, 1995 and attached hereto as Exhibit 3, the Reporting Person became obligated to sell up to
          ---------
1,035,000 shares of the Common Stock in a public offering. This Schedule 13D reflects the Reporting Person's ownership of 7,110,064 shares of Common Stock as a result of the consummation of the initial public offering of 2,900,000 shares of Common Stock by the Issuer.

Item 4.  Purpose of Transaction.
         ----------------------

  The Reporting Person owns approximately 59.3% of the outstanding Common Stock. Accordingly, the Reporting Person will be in a position to influence the policies and affairs of the Issuer. Except as limited by contractual provisions with MHS (as described in Item 6 herein), the Reporting Person will be in a position to control the outcome of substantially all issues submitted to the Company's stockholders, including the election of all of the Company's Board of Directors, adoption of amendments to the Company's Certificate of Incorporation and approval of mergers or sales of the Company's assets. Under Delaware law, the Reporting Person will be able to approve certain actions by written consent without a meeting of the stockholders of the Issuer.

  Except for any changes that have been effected and are described in the Registration Statement and except as set forth above and below, neither the Reporting Person, nor to the knowledge of such person, any executive officer or director of the Reporting Person, has any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to those enumerated above.

     Notwithstanding the foregoing, the Reporting Person may formulate plans or proposals with respect to one or more of the foregoing in the future.

     The Reporting Person and the executive officers and directors of the Reporting Person reserve the right to purchase or sell additional shares of the Common Stock, at any time, without further notice or prior amendment to this
Schedule 13D. The Reporting Person also reserves the right to change its intentions with respect to any or all of the foregoing and its right to act either alone or together with any other person or group.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     The Reporting Person beneficially owns 7,110,064 shares of Common Stock, representing approximately 59.3% of the outstanding shares of Common Stock.

     Except as described in Item 3 of this Schedule 13D and in the Registration Statement, the Reporting Person has not had any transactions in the Common Stock within the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     MHS beneficially owns 1,990,000 shares of Common Stock. Under a shareholders agreement between the Issuer, the Reporting Person and MHS (the "Shareholders Agreement"), the Reporting Person is subject to certain limited obligations relating to the voting of its shares of Common Stock. The Shareholders Agreement provides that (i) WorldCorp will vote its shares of Common Stock to elect the number of directors nominated by MHS that represent MHS' proportionate interest in the Company (not less than two directors), (ii) the Company will declare and distribute all dividends properly payable, subject to the requirements of law and general overall financial prudence, and (iii) the Board of Directors will hold Board meetings only if a director nominated by MHS is present and will not approve a sale of substantially all of the business of the Company, transactions not in the ordinary course of the air transportation business in excess of $500,000, the winding up of the business, the appointment of outside auditors, or the appointment of committees of the Board of Directors or the delegation of authority to such committees, without the consent of MHS, or the directors nominated by MHS. WorldCorp-nominated directors must abstain from voting on certain transactions in which WorldCorp or its affiliates have a beneficial interest. The Shareholders Agreement terminates if either WorldCorp's or MHS' ownership interest falls below 5% of the outstanding capital stock of the Company.

     In addition, under the Shareholders Agreement, MHS agreed not to transfer, sell or pledge any of its shares of Common Stock prior to February 28, 1997 without the prior written consent of WorldCorp. WorldCorp has agreed with the Underwriters that WorldCorp will not consent to any sale, transfer or pledge by MHS of any shares of Common Stock of the Company for a period of 270 days after the date of this Prospectus. Also, if without the prior written consent of MHS:
(1) the Company sells all or substantially all of its business; or (2) the Company fundamentally changes its line of business, then MHS has the option to
(a) sell or transfer all or a portion of its shares to a third party prior to February 28, 1997; and/or (b) require WorldCorp to purchase all or part of MHS' shares at fair market value. Fair market value is defined to be not less than the aggregate of the costs borne by MHS in acquiring and holding its shares of Common Stock. The Shareholders Agreement also provides that if WorldCorp's ownership interest in the Company falls below 51% of the outstanding shares of Common Stock, then MHS may either sell its shares to a third party or require WorldCorp to sell a pro rata number of shares held by MHS to the party purchasing WorldCorp's shares. The Shareholders Agreement also grants MHS a right of first refusal to purchase shares of Common Stock issued by the Company or sold by WorldCorp and to purchase additional shares of Common Stock to maintain its ownership percentage in the Company which rights have been waived by MHS in connection with the Offering.

     Additionally, reference is made to the Registration Statement and to the Underwriting Agreement pursuant to which a payment of $10,462,500 was made to the Reporting Person for the 900,000 shares of Common Stock sold to the public upon consummation of the offering on October 12, 1995.

     The Reporting Person has agreed that, without the prior written consent of the Underwriters, it will not transfer, sell, cause the sale or other disposition of or contract to transfer, sell or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, to register any shares of the Issuer's capital stock or any securities convertible or exchangeable into shares of capital stock of the Company during the 270 days following the effective date of the Registration Statement.

     Other than the MHS Agreement and Underwriting Agreement and except as described in the Registration Statement, neither the Reporting Person, nor, to the best of its knowledge, any of the executive officers or directors of the Reporting Person, is a party to any contract, arrangement, understanding or relationship regarding the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding or proxies, with any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 1 Directors and Executive Officers of the Reporting Persons.

     Exhibit 2 Registration Statement on Form S-1 (Incorporated herein by reference to Registration Statement on Form S-1, as amended, (No. 33-95488) filed with the Commission on August 8, 1995).

     Exhibit 3 Underwriting Agreement.  (Incorporated herein by reference to
               Exhibit 1.1 to Registration Statement on Form S-1, as amended, (No. 33-95488) filed with the Commission on August 8, 1995).

     Exhibit 4 Shareholders Agreement.  (Incorporated herein by reference to
               Exhibit 10.25 to Registration Statement on Form S-1, as amended. (No. 33-95488) filed with the Commission on August 8, 1995).

     Exhibit 5 Amendment No. 1 to Shareholders Agreement (Incorporated herein by reference to Exhibit 10.26 to Registration Statement on Form S-1, as amended, (No. 33-95488) filed with the Commission on August 8,
               1995).

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                           WORLDCORP, INC.



Date:  October 23, 1995    By: /s/ Andrew Paalborg
                              ----------------------------------------
                              Name:
                              Title:

                                 EXHIBIT INDEX

Exhibit No.                   Description                     Page
-----------                   -----------                     ----
  1            Directors and Executive Officers of the
               Reporting Person..............................